EXHIBIT 5.4
Consent of Independent Registered Chartered Accountants
We consent to the incorporation by reference in this Amendment No. 1 to Registration Statement No. 333-137342 of our reports dated February 17, 2006 (which audit report expresses an unqualified opinion on the financial statements and includes an explanatory paragraph referring to our consideration of internal control over financial reporting and Comments by Independent Registered Chartered Accountants for U.S. Readers on Canada — U.S. Reporting Differences relating to changes in accounting principles that have a material effect on the comparability of the financial statements and changes in accounting principles that have been implemented in the financial statements) relating to the financial statements of Biomira Inc., appearing in the Annual Report on Form 40-F of Biomira Inc. for the year ended December 31, 2005.

/s/ Deloitte & Touche LLP
Independent Registered Chartered Accountants
Edmonton, Alberta, Canada
September 26, 2006